Aston Funds
120 N. LaSalle Street, 25th Floor
Chicago, Illinois  60602


On March 17, 2016, the Board of Trustees of the Aston Funds, upon the recommendation of the Audit Committee of the Board of Trustees, dismissed Ersnt & Young LLP as independent accountants of the Aston Funds and engaged PricewaterhouseCoopers LLP as its new independent registered public accountants.

The reports of Ersnt & Young LLP on the financial statements of the Aston Funds for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years, there have been no disagreements with Ersnt & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ersnt & Young LLP, would have caused them to make reference thereto in their reports on the financial statements for such years. In addition, there were no reportable events of the kind described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

During the Aston Funds' past two fiscal years, the Aston Funds, nor anyone on its behalf, consulted PricewaterhouseCoopers LLP concerning
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements or (ii) the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a) (1)
(v) of said Item 304).

The Aston Funds has requested that Ersnt & Young LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated June 27, 2016 is filed as an Exhibit to this Form N -SAR.